 Exhibit 99.1

ENZYMOTEC LTD.
Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emeq 2310001, Israel
November 18, 2013
________________________________

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 19, 2013
________________________

Dear Enzymotec Ltd. Shareholders:

We cordially invite you to attend an Extraordinary General Meeting of shareholders of Enzymotec Ltd., or the Company, to be held at 5:00 p.m. (Israel time) on Thursday, December 19, 2013, at our offices at Sagi 2000 Industrial Area, Migdal Ha’Emeq 2310001, Israel.

The Meeting is being called for the following purposes:

(1)
to ratify the election of Ms. Michal Silverberg and Mr. Joseph Tenne as external directors of the Company, subject to, and in accordance with, the provisions of the Israeli Companies Law-1999 (the “Companies Law”);

(2)
to approve, upon recommendation of the Board of Directors of the Company (the “Board”) and in compliance with the requirements of the Companies Law, the grant of a bonus, following the successful completion of the Company’s initial public offering, in the form of restricted shares to Mr. Yoav Doppelt, Chairman of the Board; and

(3)
to approve, upon recommendation of the Board and in compliance with the requirements of the Companies Law, the amendment of the terms of compensation provided to Prof. Dov Pekelman for services provided to Enzymotec as a member of the Board.

Our Board recommends that you vote in favor of each of the above proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on Thursday, November 14, 2013 are entitled to notice of and to vote at the meeting.

Please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy must be received by our transfer agent or at our registered office at least 48 hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. Your proxy, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will be voted “FOR” each of the proposals described above. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely, Yoav Doppelt Chairman of the Board of Directors

ENZYMOTEC LTD.
Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emeq 2310001, Israel
+ 972 74 717 7177
__________________________

PROXY STATEMENT
______________________

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Enzymotec Ltd. (the “Board”), to which we refer as Enzymotec, or the Company, to be voted at an Extraordinary General Meeting of shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of shareholders. The Meeting will be held at 5:00 p.m. (Israel time) on Thursday, December 19, 2013, at our offices at Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emeq 2310001, Israel.

This Proxy Statement, the attached Notice of Extraordinary General Meeting of shareholders and the enclosed proxy card or voting instruction card are being made available to holders of Enzymotec ordinary shares, on or about November 18, 2013.

You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on Thursday, November 14, 2013, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)
to ratify the election of Ms. Michal Silverberg and Mr. Joseph Tenne as external directors of the Company, subject to, and in accordance with, the provisions of the Israeli Companies Law-1999 (the “Companies Law”);

(2)
to approve, upon recommendation of the Board and in compliance with the requirements of the Companies Law, the grant of a bonus, following the successful completion of the Company’s initial public offering, in the form of restricted shares to Mr. Yoav Doppelt, Chairman of the Board; and

(3)
to approve, upon recommendation of the Board and in compliance with the requirements of the Companies Law, the amendment of the terms of compensation provided to Prof. Dov Pekelman for services provided to Enzymotec as a member of the Board.

We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On November 14, 2013, we had 21,564,820 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, Thursday, November 14, 2013, is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. At such adjourned meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Vote Required for Approval of each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals.

In addition, the approval of each of the proposals requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●
the majority voted in favor of the proposal includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For these purposes, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer. A “personal interest” of a shareholder (x) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) excludes an interest arising solely from the ownership of ordinary shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card. Attached is the proxy card for the Meeting that is being solicited by our Board. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emeq 2310001, Israel, or our registrar and transfer agent receives it in the enclosed envelope not later than forty-eight (48) hours before the time fixed for the Meeting on December 19, 2013.

If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction card without giving specific instructions your shares will be voted in favor of the proposal in accordance with the recommendation of the Board. In either case, you must remember to indicate in writing (by responding to Item 1(a).A, 1(b).A, 2.A and 3.A on the proxy card or voting instruction card) whether you have a personal interest in the approval of each of the proposals. If you do not indicate in writing whether you have a personal interest in the approval of any one of the proposals, your shares will not be voted with respect to such proposal. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting.

 If your shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name”, and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Extraordinary Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Extraordinary Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Extraordinary Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares

Where a beneficial owner has executed and returned a proxy card or voting instruction card, but has not provided voting instructions with respect to a proposal, a broker may not be permitted to instruct the depositary to cast a vote with respect to the proposal (commonly referred to as a “broker non-vote”). In that circumstance, the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on such proposal. Such shares have no impact on the outcome of the voting on such proposal.

Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on Thursday, November 14, 2013. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on November 14, 2013, or which appear in the participant listing of a securities depository on that date

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the General Counsel of the Company or to vote in person at the Meeting.

Solicitation of Proxies

A form of proxy for use at the Meeting accompanied by a return envelope is enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 48 hours prior to the Meeting, will be voted in favor of the proposal and any other matters that may be presented to the Meeting, as described above.

Proxies are being distributed to shareholders on or about November 18, 2013. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, www.enzymotec.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group, based on the Company’s public filings  as of November 14, 2013.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Galam (3)	6,521,880	30.2%
XT Hi-Tech Investments (1992) Ltd. (4)	3,068,704	14.2%
Millennium Materials Technologies Fund II L.P. (5)	1,667,156	7.7%
Directors and executive officers (6)	3,651,736	16.1%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 21,564,820 ordinary shares issued and outstanding as of November 14, 2013.

(3)
Consists of 5,217,504 ordinary shares held by Galam Management and Marketing Agricultural Cooperative Society Ltd. (“Galam M&M”) and 1,304,376 ordinary shares held by Galam Ltd. (together with Galam M&M, “Galam”), its wholly-owned subsidiary. The management boards are comprised of the same people and hold voting and dispositive power over the shares held by Galam M&M and Galam Ltd. As such, the members of the boards may be deemed to be the beneficial owners of those shares. There are 13 members of the management boards, two of which, Imanuel (Mani) Wasserman and Yossi Peled, are also members of our board of directors. A majority of the shares of Galam M&M are held by Ochmanit the Economic Union for Ma’anit Agricultural Cooperative Society Ltd. (“Ochmanit”). Ochmanit is wholly-owned by Kibbutz Ma’anit and its members with 51% of the voting rights held by Kibbutz Ma’anit. A majority of the members of the management boards of Galam M&M and Galam Ltd. are appointed by Ochmanit, in part based on candidates nominated by a vote of the members of Kibbutz Ma’anit. Established in 1935, Kibbutz Ma’anit is a communal society, referred to in Hebrew as a “kibbutz” with approximately 180 members located near Pardes-Hanna between Tel Aviv and Haifa. The Kibbutz is engaged in a number of economic activities, including agriculture and industrial operations, and holds its assets on a communal basis. No members of Kibbutz Ma’anit are employed by us.

(4)
Consists of 3,068,704 shares held by XT Hi-Tech Investments (1992) Ltd. (formerly Ofer Hi-Tech Investments Ltd.). Mr. Doppelt, the Chairman of our board of directors, is the Chief Executive Officer of XT Investments Ltd. XT Hi-Tech Investments (1992) Ltd. is an indirect wholly owned subsidiary of XT Investments Ltd., which is a direct wholly-owned subsidiary of XT Holdings Ltd. (formerly Ofer Holdings Group Ltd.), of which Orona Investments Ltd., or Orona, and Lynav Holdings Ltd., or Lynav, are each the direct owners of one-half of the outstanding ordinary shares. Udi Angel indirectly controls Orona. Lynav is held 95% by CIBC Bank and Trust Company (Cayman) Ltd., or CIBC, as trustee of a discretionary trust established in the Cayman Islands. Udi Angel is member of the board of directors of XT Hi-Tech Investments (1992) Ltd. and has a casting vote with respect to various decisions taken by the board, including voting and disposition over our shares. As such, he may be deemed to have beneficial ownership over our shares held by XT Hi-Tech Investments (1992) Ltd. The address of this shareholder is 9 Andre Saharov Street, P.O. Box 15090, Haifa 31905, Israel.

(5)
Consists of 1,667,156 ordinary shares held by Millennium Materials Technologies Fund II L.P., or MMT. The general partner of MMT is Millennium Materials II Fund Management Company Ltd., or MMC2. The voting power of MMC2 is held equally by Nir Belzer, Oren Gafri, Zwi Vromen and Clal Industries Ltd. and, accordingly, each such person or entity may be deemed to beneficially own our shares. The address of this shareholder is 6 Koifman Street, Floor 14, Tel Aviv 68012, Israel.

(6)
Consists of (i) 2,558,568 ordinary shares directly or beneficially owned by the Company’s directors and executive officers; and (ii) 1,093,168 ordinary shares constituting the cumulative aggregate number of options granted to the executive officers and directors which will have vested prior to January 13, 2013 but have not been exercised as of November 14, 2013.

PROPOSAL ONE

Election of External Directors

Background

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies”, including companies with shares listed on the Nasdaq Global Select Market, are required to appoint at least two external directors who meet the qualification requirements in the Companies Law. Appointment of external directors must be made by a general meeting of the shareholders no later than three months following the completion of the initial public offering.

A person may not serve as an external director if the person is a relative of a controlling shareholder or if on the date of the person’s appointment or within the preceding two years the person or his or her relatives, partners, employers or anyone to whom that person is subordinated, whether directly or indirectly, or entities under the person’s control have or had any affiliation with any of: (1) the Company; or (2) any person or entity controlling the Company on the date of such appointment; or (3) any relative of a controlling shareholder; or (4) any entity controlled, on the date of such appointment or within the preceding two years, by the Company or by the Company’s controlling shareholder. If there is no controlling shareholder or any shareholder holding 25% or more of voting rights in the Company, a person may not serve as an external director if the person has any affiliation to the chairman of the board of directors, the general manager (chief executive officer), any shareholder holding 5% or more of the Company’s shares or voting rights or the senior financial officer as of the date of the person’s appointment.

The term “affiliation” includes:

●	an employment relationship;

●	a business or professional relationship maintained on a regular basis (excluding insignificant relationships);

●	control; and

●
service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “relative” is defined as a spouse, sibling, parent, grandparent, descendant; spouse’s descendant, sibling and parent; and the spouse of each of the foregoing.

The term “office holder” is defined as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title, a director or manager directly subordinated to the general manager.

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage for his or her service as an external director, other than as permitted by the Companies Law and the regulations promulgated thereunder.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an office holder or director of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and for one year with respect to other relatives of the former external director.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

The Companies Law provides that an external director must meet certain professional qualifications or have financial and accounting expertise, and that at least one external director must have financial and accounting expertise. However, if at least one of the Company’s other directors: (1) meets the independence requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), (2) meets the standards of the Nasdaq Stock Market for membership on the audit committee and (3) has financial and accounting expertise as defined in the Companies Law and applicable regulations, then neither of the external directors is required to possess financial and accounting expertise as long as both possess other requisite professional qualifications.

A director with financial and accounting expertise is a director who by virtue of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements so that he or she is able to fully understand the Company’s financial statements and initiate debate regarding the manner in which the financial information is presented. The regulations promulgated under the Companies Law define an external director with requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to his or her office as an external director in the company or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in one of the following capacities: (a) a senior business management position in a company with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

Under Israeli law, the initial term of an external director of an Israeli public company is three years. The external director may be reelected, subject to certain circumstances and conditions, to two additional terms of three years, and thereafter, subject to the conditions set out in the regulations promulgated under the Companies Law, to further three year terms. An external director may be removed by the same special majority of the shareholders required for his or her election, if he or she ceases to meet the statutory qualifications for appointment or if he or she violates his or her fiduciary duty to the Company. An external director may also be removed by order of an Israeli court if the court finds that the external director is permanently unable to exercise his or her office, has ceased to meet the statutory qualifications for his or her appointment, has violated his or her fiduciary duty to the Company, or has been convicted by a court outside Israel of certain offenses detailed in the Companies Law.

An external director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with serving as a director except for certain exculpation, indemnification and insurance provided by the company, as specifically allowed by the Companies Law.

Prior to the Company’s initial public offering, the Company’s shareholders approved the appointment of Ms. Michal Silverberg and Mr. Joseph Tenne as external directors for a three year term following the recommendation of Board and subject to the required ratification of the appointments by the shareholders of the Company following its initial public offering. Both external directors are required to serve on the Company’s audit committee and compensation committee, and at least one external director is required to serve on each of the other committees of the Company’s Board that are authorized to exercise the powers of the Company’s Board. Ms. Michal Silverberg will serve as a member of the Company’s audit committee and compensation committee. Mr. Joseph Tenne will serve as the Chairman of the Company’s audit committee and the Chairman of the Company’s compensation committee and as a member of the Company’s nominating and governance committee.

The Board has determined that Ms. Michal Silverberg and Mr. Joseph Tenne each satisfy the Companies Law’s external director requirements as well as the independent director requirements under Nasdaq's Listing Rules and the SEC rules.

The nominees for election as external directors are:

Ms. Michal Silverberg. Since 2007, Ms. Silverberg has worked in various positions in Novo Nordisk Inc., a global healthcare company headquartered in Denmark with shares listed on the Copenhagen and New York Stock Exchanges. Since 2010, she has served as Senior Director, New Product Commercialization & Business Development for the BioPharm unit. Prior to joining Novo Nordisk, Ms. Silverberg held various positions in a biotech company, an investment group and the Office of the Chief Scientist of Israel (Technological Incubators). Ms. Silverberg holds a B.A. in Economics and Business Management from Haifa University, Israel, an M.B.A. from Tel Aviv University, Israel, and an M.A. in Biotechnology from Columbia University, New York.

Mr. Joseph Tenne. Mr. Tenne has served as a director of AudioCodes Ltd., an Israeli company listed on Nasdaq and on the Tel Aviv Stock Exchange since June 2003. Mr. Tenne is a financial expert, independent director and a member of the audit, compensation and nomination committees of AudioCodes. From March 2005 until April 2013, Mr. Tenne served as the Chief Financial Officer of Ormat Technologies, Inc., a company listed on the New York Stock Exchange, which is engaged in the geothermal and recovered energy business. From January 2006 until April 2013, Mr. Tenne also served as the Chief Financial Officer of Ormat Industries Ltd., an Israeli holding company listed on the Tel Aviv Stock Exchange and the parent company of Ormat Technologies, Inc. From 2003 to 2005, Mr. Tenne was the Chief Financial Officer of Treofan Germany GmbH & Co. KG, a German company, which is engaged in the development, production and marketing of oriented polypropylene films, which are mainly used in the food packaging industry. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited (PwC Israel). Mr. Tenne holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

Proposed Resolution

We are proposing to adopt the following resolutions:

“RESOLVED, to ratify the appointment of Mr. Joseph Tenne as an External Director of Enzymotec Ltd., following his initial appointment as an External Director by the shareholders of the Company on September 22, 2013, prior to the Company’s initial public offering, in accordance with the requirements of the Companies Law; and”

“FURTHER RESOLVED, to ratify the appointment of Ms. Michal Silverberg as an External Director of Enzymotec Ltd., following her initial appointment as an External Director by the shareholders of the Company on September 22, 2013, prior to the Company’s initial public offering, in accordance with the requirements of the Companies Law.”

The vote required for the ratification of the appointment of Ms. Michal Silverberg and Mr. Joseph Tenne as external directors is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions).

In addition, the approval of the ratification of the appointment of Ms. Michal Silverberg and Mr. Joseph Tenne as external directors requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●
the majority voted in favor of the proposal includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For these purposes, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer. A “personal interest” of a shareholder (x) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) excludes an interest arising solely from the ownership of ordinary shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Board Recommendation

The Board unanimously recommends that you vote “FOR” each of the two proposed resolutions under Proposal One.

PROPOSAL TWO

Issuance of Restricted Shares to the Chairman of the Board of Directors

Background

The Companies Law provides that the compensation of directors, whether as directors, officers or consultants, requires shareholder approval and that such compensation be in line with the company’s compensation policy, which must be adopted within nine months of a company’s initial public offering. This includes cash compensation as well as compensation in the form of equity awards. As of the date hereof and as of the date of the Meeting the Company has not yet adopted such compensation policy. Therefore, in accordance with the requirements of the Companies Law, in considering the grant of a bonus, following the successful completion of the Company’s initial public offering, in the form of 9,520 restricted shares (the “IPO Bonus”), to Mr. Yoav Doppelt, the Chairman of the Board, such restricted shares to be fully vested upon their issuance, the Board, together with the Company’s compensation committee (the “Compensation Committee”), has taken into account a number of considerations as required by the Companies Law, including:

•
The size and complexity of the Company, Mr. Yoav Doppelt’s knowledge, experience, past achievements and skill set, the Company’s business results and the manner of its management while comparing the IPO Bonus to similar awards granted to persons holding comparable positions to those held by Mr. Yoav Doppelt in comparable companies.

•
The personal contribution and substantial effort invested by Mr. Yoav Doppelt in forwarding the Company’s recent business activities, including but not limited to the Company’s initial public offering, and the incentives the IPO Bonus will create for  Mr. Yoav Doppelt and other Company executives to advance the Company’s long term business objectives.

•	Previous and current terms of remuneration provided to Mr. Yoav Doppelt, compared to the remuneration granted to the Company’s other directors and employees.

Following the review outlined above, the Compensation Committee and the Board view the IPO Bonus as adequate compensation that is fair and reasonable in the circumstances.

Following the recommendation of the Compensation Committee and the conclusion of the review conducted by both the Compensation Committee and the Board, the Board has approved the IPO Bonus to Mr. Yoav Doppelt upon the terms recommended by the Compensation Committee.

Proposed Resolution

We are proposing to adopt the following resolution:

"RESOLVED, to approve, following the approval by the Board of Directors of the Company and the recommendation of both the Compensation Committee and the Board of Directors of the Company and in compliance with the requirements of the Israeli Companies Law, the grant of a bonus, following the successful completion of the Company’s initial public offering, in the form of 9,520 restricted Shares of the Company, par value NIS 0.01, which shall be fully vested upon their issuance, to Mr. Yoav Doppelt, Chairman of the Board.”

The vote required for the approval of the IPO Bonus is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions).

In addition, the approval of the IPO Bonus requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•
the majority voted in favor of the proposal includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For these purposes, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer. A “personal interest” of a shareholder (x) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) excludes an interest arising solely from the ownership of ordinary shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution under Proposal Two.

PROPOSAL THREE

Amendment of the Terms of Compensation Provided to Prof. Dov Pekelman

Background

The Companies Law provides that the compensation of directors, whether as directors, officers or consultants, requires shareholder approval and that such compensation be in line with the company’s compensation policy, which must be adopted within nine months of a company’s initial public offering. As of the date hereof and as of the date of the Meeting the Company has not yet adopted such compensation policy. Therefore, in accordance with the requirements of the Companies Law, in considering an amendment to the terms of remuneration granted to Prof. Dov Pekelman, a member of the Board (the “Amended Compensation”), the Board, together with the Company’s Compensation Committee, has taken into account a number of considerations as required by the Companies Law, including:

•
The size and complexity of the Company, Prof. Pekelman’s knowledge, experience, past achievements and skill set, the Company’s business results and the manner of its management while comparing the Amended Compensation to similar compensation granted to persons holding comparable positions to those held by Prof. Dov Pekelman in comparable companies.

•
The personal contribution and substantial effort invested by Prof. Pekelman in forwarding the Company’s recent business activities, including but not limited to the Company’s initial public offering, and the incentives the Amended Compensation will create for Prof. Pekelman and other Company executives to advance the Company’s long term business objectives.

•	Previous and current terms of remuneration provided to Prof. Pekelman, comparing this to the remuneration granted to the Company’s other directors and employees.

Following the review outlined above, the Board and the Compensation Committee view the Amended Compensation as adequate compensation which is fair and reasonable in the circumstances.

Following the recommendation of the Compensation Committee and the conclusion of the review conducted by both the Compensation Committee and the Board, the Board has approved the Amended Compensation so that following such amendment Prof. Pekelman shall be entitled to compensation on par with that granted to the Company’s external director with requisite professional qualifications, being annual remuneration of NIS 60,000 plus an additional NIS 1,850 per each meeting of the Board or Board committees he shall attend.

Proposed Resolution

We are proposing to adopt the following resolution:

"RESOLVED, to approve, following the approval by the Board of Directors of the Company and the recommendation of both the Compensation Committee and the Board of Directors of the Company and in compliance with the requirements of the Israeli Companies Law, the amendment of the terms of remuneration provided to Prof. Dov Pekelman for services as a director of the Company, so that following such amendment Prof. Pekelman shall be entitled to compensation on par with that granted to the Company’s external director with requisite professional qualifications, being annual compensation of NIS 60,000 and an additional participation fee of NIS 1,850 per meeting of the Board of Directors or Board committees in which he participates.”

The vote required for the approval of the Amended Compensation is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions).

In addition, the approval of the Amended Compensation requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•
the majority voted in favor of the proposal includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For these purposes, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer. A “personal interest” of a shareholder (x) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) excludes an interest arising solely from the ownership of ordinary shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution under Proposal Three.

ADDITIONAL INFORMATION

 The Company’s final prospectus from its initial public offering, filed with the SEC on September 30, 2013, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.enzymotec.com.

 The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules

Migdal Ha’Emek, Israel November 18, 2013	By order of the Board of Directors: Yoav Doppelt, Chairman of the Board of Directors